Exhibit 99.1

PUBLIC COMPANIES Non-Consolidated Information

Vision

To be a global steel company and one of the most profitable in the sector.

Mission

Gerdau is a company focused on steelmaking, seeking to satisfy the needs of customers and add value for shareholders, committed to the fulfillment of people and to the sustainable development of society.

As of the third quarter this year, Gerdau begins to submit its Consolidated Financial Statements in conformity with international accounting standards established by the International Accounting Standards Board – IASB (known as International Financial Reporting Standards – IFRS) and consubstantiated in the Brazilian Securities Commission (CVM) Instruction no. 457 of July 13, 2007.

This new accounting practice represents a language of greater influence and convergence on accounting information in the international markets and even though it is mandatory for the Brazilian companies only for year ending 2010, is in harmony with Gerdau’s Vision (to be a global steel company) and considers the importance and the need that the Company’s accounting policies be convergent with the international standards as a way of increasing the transparency and reliability of the financial information presented.

In order to adopt the IFRS as its new accounting standard for its Consolidated Financial Statements, the Company applied the aspects established in IFRS 1 (First-time Adoption of International Financial Reporting Standards), stipulating January 1, 2006 as its base date for opening the balance sheet.

Several consolidation adjustments were mapped for the IFRS and the main differences in determining the consolidated net income are listed below:

•  Adoption of full consolidation method and/or equity accounting method, instead of the proportional consolidation method , when applicable;

•  The effect of the exchange rate on the investments abroad, which before were classified on the line of equity pick-up, no longer is included in the income and becomes part of the shareholders’ equity on the line “Cummulative translations adjustments”.

•  Reclassification of freight as a sales deduction to cost.

•  Recognition of accumulated surplus with employee-benefit plans in the amount probable of the future contributions of the sponsors to these plans.

•  Goodwill cease to be amortized and begin to be tested for impairment, in order to determine if there is any loss due to a reduction in its economic value.

The Financial Statements of the companies (non-consolidated) will continue to be submitted according to the Brazilian corporate law. These Financial Statements will also continue to be the basis for paying dividends or interest on capital.

GERDAU S.A. Consolidated Information

Highlights from the first 9 months of 2007

(International accounting standard as delineated by the

International Accounting Standards Board - IASB)

Conference Calls

November 7, 2007

Portuguese
2:00 PM (Brasilia)
Telephone numbers:
• from Brazil: 0800 702.5666 or 11 2101.1490
• other countries: +55 11 2101.1490
Code: Gerdau

English
4:00 PM (Brasilia)
Telephone numbers:
• from the US: 800 418.6854 or 973 935.8893
• from Brazil: 0800 891.3951 or +1 973 935.8893
• other countries: +1 973 935.8893
Code: 9348168

Internet
www.gerdau.com.br/ing/ri

Investor Relations
Tel.: +55 51 3323.2703
E-mail: inform@gerdau.com.br
Website: www.gerdau.com.br/ing/ri

Market value on September 30, 2007
Gerdau S.A.
Bovespa: US$ 17.3 billion

Metalúrgica Gerdau S.A.
Bovespa: US$ 6.2 billion

Gerdau Ameristeel Corp.
Toronto: US$ 3.7 billion

Gross Sales Revenue

•    Consolidated sales from January to September 2007 totaled R$ 25.1 billion, which is 16.1% higher than during the same period in 2006. This amount was calculated as follows:

(in R$ million)	9M07	variation	participation
Brazil	11,821	13.5%	47.0%
North America	8,233	5.5%	32.8%
Latin America	2,652	45.2%	10.6%
Europe	2,426	52.0%	9.6%
TOTAL	25,132	16.1%	100.0%

•    Gross sales revenue from the overseas units together with exports from Brazil represented 61% of consolidated gross sales revenue this year.

Net profit

•    In the first nine months of 2007, the consolidated net profit reached R$ 3.4 billion, which is a growth of 7.6% in relation to the same period in 2006. The net margin was of 14.9%. The breakdown of this result by region was as follows:

(in R$ million)	9M07	9M06	variation
Brazil	1,990	1,840	8.1%
North America	762	739	3.1%
Latin America	361	346	4.5%
Europe	246	197	24.8%
TOTAL	3,359	3,122	7.6%

EBITDA

•    Cash from operations, represented by EBITDA, reached R$ 4.6 billion in the period from January to September of this year, 2.2% higher than the level reached in the same period of 2006. The EBITDA margin was 20.6%.

Exports

•    In the first nine months of 2007, overseas shipments from Brazil amounted to 2.0 million metric tons, generating revenue of US$ 1.1 billion.

Output

•    Output of crude steel (slabs, blooms and billets) up to September this year reached 13 million metric tons, 9.4% more than in the first nine months of 2006.

•    Production of rolled products amounted to 10.9 million metric tons, a growth of 12.6% in the period.

Shares outstanding on September 30, 2007 Gerdau S.A.
Bovespa: GGBR3 and GGBR4;
NYSE: GGB; and Latibex: XGGB
Voting:	231,607,008
Pref.:	431,012,268
662,619,276

Metalúrgica Gerdau S.A.
Bovespa: GOAU3 and GOAU4
Voting:	62,376,592
Pref.:	121,624,084
184,000,676

Gerdau Ameristeel Corp.
Toronto: GNA.TO; and NYSE: GNA
Voting: 305,949,016

Output of crude steel reaches 13 million metric tons in nine months, 9.4% more than the volume produced in 2006.

Gross sales revenue reaches R$ 25.1 billion in the period from January to September, 16.1% more than the same period 2006. Of this amount, 61% consists of exports and sales from overseas companies.

Exports from the Gerdau companies in Brazil contributed with US$ 1.1 billion toward the consolidated sales revenue reached up to September this year.

Selected data	9 months 2007		9 months 2006	Variation
Output (1,000 t)
Crude Steel (slabs/blooms/billets)	12,958		11,846	9.4%
Rolled Products	10,899		9,677	12.6%

Sales Volume (1,000 t)	12,544		11,162	12.4%

Gross Sales Revenue (R$million)	25,132		21,642	16.1%
Net sales revenue (R$million)	22,541		19,405	16.2%
EBITDA (R$million)	4,634		4,535	2.2%
Net Profit (R$million)	3,359		3,122	7.6%

Shareholders’ equity (R$million)	16,503		14,101	17.0%
Total assets (R$million)	41,098		29,799	37.9%

Gross margin	24.7%		27.3%
EBITDA Margin	20.6%		23.4%
Net margin	14.9%		16.1%

Net Profit/Shareholders’ Equity(1)	27.3%		—

Net debt/Net capitalization	40.7%		17.4%
Net debt / EBITDA(2)	1.9	x	—

(1) Last 12 months net profit over shareholders’ equity.

(2) EBITDA of last 12 months

Dividends (in the form of interest on capital)

•  3rd quarter 2007.

•  Payout date on November 30, 2007.

•  Base line date: date of record as of November 21 (ex-dividends on November 22).

•  Metalúrgica Gerdau S.A. will pay R$ 103.0 million (R$ 0.56 per share).

•  Gerdau S.A. will pay R$ 225.3 million (R$ 0.34 per share).

•  Accumulated for the year

•      Metalúrgica Gerdau S.A.: R$ 296.2 million with a return for the shareholders (dividends per share/share price on September 28) of 3.6%.

•  Gerdau S.A.: R$ 642.7 million with a return for the shareholders (dividends per share/share price on September 28) of 2.8%.

Financial structure for the acquisition of Chaparral

•  Gerdau was able to successfully implement its financing plan for the acquisition of Chaparral, as disclosed in the transaction announcement. Even though the market conditions at the time were not favorable, the funding was successful and had attractive interest rates which confirms the company's excellent image in the Market.

•  Payment was made on September 14 and had the following financial structure:

•      Term Loan Facility of US$ 2.75 billion granted by two joint international operations with maturity in 5 and 6 years at a cost of Libor plus a spread between 1% and 1.25% a year.

•      The 90-day Bridge Loan Facility was in the amount of US$ 1.15 billion at a cost of Libor plus 0.8% a year.

•      Available funds from Gerdau Ameristeel in the amount of US$ 300 million.

Net profit reaches R$ 3.4 billion in the first nine months of 2007, 7.6% more than the same period for 2006. The net margin was 14.9%.

Interest on capital of the 3rd quarter will be paid on November 30. Shareholders from Metalúrgica Gerdau S.A. will receive R$ 0.56 per share and from Gerdau S.A. R$ 0.34 per share.

Cash from operations (EBITDA) reached R$ 4.6 billion up to September this year, which is an amount 2.2% higher than that reached in the same period of 2006. The margin was 20.6%.

Gerdau successfully implement its financing plan for the acquisition of Chaparral. Payment was made on September 14.

Gerdau Ameristeel concluded a capital increase of approximately US$ 1.35 billion with the issuance of 110 million common shares at a price of US$ 12.25 per share.

•  To pay part of the loans incurred in acquiring Chaparral, Gerdau Ameristeel concluded today, November 7, an offer of 110 million common shares (plus 15% of overallotment) issued at a price of US$ 12.25 per share, totaling resources of US$ 1.35 billion
(US$ 1.55 billion with overallotment).

•  Gerdau S.A. took up approximately 84 million of these shares from this tender offer in order to keep its majority interest of around 66.5% in the Company. To partially finance this subscription, Gerdau issued a 10 year Bond in the amount of US$ 1.0 billion.

10-year Bond

•  Trade day: 17.10.2007.

•  Maturity: October 20, 2017.

•  Amount: US$ 1.0 billion.

•  Interest: 7.25% a year, payable semi-annually beginning on April 20, 2008.

•  This deal received a BBB- rating (investment grade) from Standard & Poor’s and Fitch Ratings.

The geographic distribution of the offering was as follows: 90% Americas, 9% European, and 1% Asia. The majority of buyers of the bonds were Asset Managers, Insurance Companies and Pension Funds.

Açominas gets its new blast furnace underway

•  At the end of October, Açominas set in operation its no. 2 blast furnace at its plant in Ouro Branco, MG. This equipment is part of the project to expand the mill, which has already also set in operation the second syntering and bloom continuous casting.

•  The unit's expansion plan is backed by an investment of US$ 1.5 billion and is raising the mill’s annual installed capacity from 3 million metric tons to 4.5 million metric tons of liquid steel.

Anefac-Fipecafi-Serasa Award

•  Gerdau received the 11th “Anefac-Fipecafi-Serasa Award – Transparency Trophy” for its financial statements in 2006. It was the 8th time in a row that Gerdau was classified between the ten companies that presented the best financial statements and the first time that it received the main award.

•  This is competed for by companies located all over the Brazilian territory, selected from among the 500 largest and best private sector companies in the areas of trade, industry, and services, except financial services beside the 50 largest state-owned companies.

•  The evaluation criteria are as follows: quality of the information, transparency, compliance to the accounting principles, layout, legibility, conciseness, clarity, and the disclosure of information not required by law such as Cash Flow, Added Value, EBITDA, and Social Balance Sheet.

Gerdau concludes the issuance of a 10-year bond in the international market. The funds raised were US$ 1.0 billion with an interest rate of 7.25% a year.

Açominas puts into operations its no. 2 blast furnace at its mill in Ouro Branco-MG. This equipment increases the plant’s annual installed capacity from 3 million metric tons to 4.5 million metric tons of liquid steel.

Gerdau is the winner of the 11th “Anefac-Fipecafi-Serasa Award – Transparency Trophy” for its financial statements in 2006. It was the 8th time in a row that the Company was classified between the ten companies that presented the best financial statements and the first time that it received the main award.

The Gerdau Riograndense mill was one of the winners of the National Quality Award, which is the highest recognition of excellence in management for the Brazilian organizations. The award ceremony will take place on November 26 in São Paulo.

Gerdau Riograndense Unit is a National Quality Award winner

•  The Gerdau Riograndense mill was one of the winners of the National Quality Award, which is the highest recognition of excellence in management for the Brazilian organizations. The award ceremony will take place on November 26 in São Paulo.

• It was the first time that the mill, located in Sapucaia do Sul-RS, participated in the assessment that examined its performance in PNQ’s criteria: leadership, strategies and plans, customers, company, information and knowledge, people, processes, and results.

Acquisitions in North America

•  Chaparral Steel Company (United States)

•      Concluded on 09.14.2007.

•      This is the second largest producer of structural steel in North America and is also a large producer of steel bars. It operates two mini mills located in Midlothian, Texas, and Dinwiddie County, Virginia. Chaparral has an annual installed capacity of 2.5 million metric tons of crude steel.

•  D & R Steel, LLC (United States)

•      Acquisition by means of a joint venture with Pacific Coast Steel

•      Concluded on 08.27.2007.

•      Located in Glendale, Arizona, the company is a supplier of fabricated rebar with an annual installed capacity of around 30,000 metric tons.

•  Valley Placers, Inc. (United States)

•      Acquisition by means of a joint venture with Pacific Coast Steel

•      Concluded on 06.17.2007.

•      Specialized in the delivery and assembly of steel products. It also operates a fabricated rebars unit and a construction products distribution center.

•  Re-Bars, Inc. (United States)

•      Concluded on 09.14.2007.

•      Located in Savannah, Georgia, the company is a supplier of fabricated rebar with an annual installed capacity of around 2,000 metric tons.

•  Enco Materials, Inc. (United States)

•      Concluded on 10.01.2007.

•      Market leader of commercial construction materials, including fabricated rebars, civil construction products, frameworks for concrete, as well as transformed structural steel and architectural products. With headquarter in Nashville, Tennessee, the company has eight branches located in Arkansas, Tennessee and Georgia.

Acquisitions in Latin America

•  Corsa Controladora, S.A. de C.V. (Mexico)

•      10.19.2007.

Acquisitions announced this year represent investments of US$ 4.9 billion and an expansion in Gerdau’s business to another four countries, the company’s footprint now extending to thirteen countries.

•      Letter of intention for the acquisition of a 49% stake. The company owns 100% of the capital of Aceros Corsa, S.A. de C.V. and its distributors.

•      Located in the city of Tlalnepantla, metropolitan region of Mexico City, Corsa is a mini-mill that produces long steel (light merchant bars) and has an annual installed capacity of 150,000 metric tons of crude steel and 300,000 metric tons of rolled products.

•  SIZUCA – Siderúrgica Zuliana (Venezuela)

•      06.18.2007.

•      A concrete reinforcing bars mini-mill with an annual installed capacity of 300,000 metric tons of crude steel and 200,000 metric tons of rolled steel.

•  Industrias Nacionales – INCA (Dominican Republic)

•      05.25.2007.

•      Strategic alliance, with a shareholding stake, for developing businesses in the steel sector in the Dominican Republic and in the Caribbean region.

•      Long steel rolling mill company and a manufacturer of value added steel products. It also imports flat and long steels as well as being a producer of pipes and PVC connections. The annual sales of steel products totaled approximately 400,000 metric tons.

• Siderúrgica Tultitlán (Mexico)

•      March 28, 2007.

•      Mini-mill located in the Mexico City metropolitan area that produces rebars and structural shapes with an installed capacity of 350,000 metric tons of crude steel and 330,000 metric tons of rolled products. With the investment plan underway, its production capacity will reach 500,000 metric tons of steel and 430,000 metric tons of rolled products by the end of this year.

Acquisition in Europe

•  Trefilados de Urbina, S.A.-Trefusa (Spain)

•      Through Sidenor Industrial, in which Gerdau has 40% stake.

•      Concluded on October 19, 2007.

•      Producer of special cold drawn steels located in Vitoria.

Acquisition in Asia

•  SJK Steel Plant Limited (India)

•      June 22, 2007 (to be concluded).

•      Joint venture with the Kalyani Group for operating a steel mill in Tadipatri, in the south of the state of Andhra Pradesh in India. Gerdau and the Kalyani Group will each have a stake of approximately 45% in the company’s capital stock. Other investors will hold the remaining 10%.

•      SJK Steel Plant is a mini-mill with an estimated installed capacity of 275,000 metric tons of liquid steel per year. It operates a blast furnace, melt shop with two converters, a ladle furnace, and a continuous casting plant, along with a plant for the production of pig iron. The industrial plant has an infrastructure to expand its installed capacity to 1.6 million metric tons of crude steel per year.

Gerdau’s internal controls structure receives full compliance 2006 certification under section 404 of the Sarbanes-Oxley act (SOX).

Fitch and Standard & Poor’s rating agencies set Gerdau’s risk rating at Investment Grade. This rating was maintained at this level even after acquisition of Chaparral Steel Company.

Gerdau signs agreements for new labor contracts with the United Steelworkers – USW at various North American units.

Electricity energy generation concession

•  On March 6, 2007 ANEEL (the Brazilian Electricity Energy Regulator) has transferred to Gerdau the concession to generate electricity at the Caçu and Barra dos Coqueiros hydroelectric complex, made up of two hydroelectric plants to be built on the Claro River between the municipalities of Caçu and Cachoeira Alta, in the southeast region of the state of Goiás.

•  The complex will have an installed capacity of 155 MW (Caçu with 65 MW and Barra dos Coqueiros, 90 MW) and construction should be completed by early 2010.

Sarbanes-Oxley (SOX) Certification

•  On April 20, 2007, PriceWaterhouseCoopers Auditores Independentes issued full internal controls structure compliance certification as required under Section 404 of the Sarbanes-Oxley (SOX) act with respect to the processes material to the Company’s fiscal year 2006 financial statements.

•  The conclusion of this work and the certification ratify Gerdau’s commitment to high standards of ethics and corporate governance practice and the ongoing concern to ensure the highest standards of controls on processes, transparency and the creation of shareholder value.

Gerdau is Investment Grade

•  On January 23, 2007, Fitch Ratings upgraded its risk rating for Gerdau to Investment Grade for long term domestic and foreign currency corporate credit.

•  On June 04 2007, it was Standard & Poor’s turn to attribute an Investment Grade rating for corporate credit.

• This risk classification will certainly contribute to the Company’s ability to fund itself at a lower cost and enhance its image in the capital markets.

•  Even after the acquisition of Chaparral Steel Company in the United States, Gerdau’s risk classification was not altered by the rating agencies.

Gerdau Ameristeel signs agreements with labor union

•  This year, Gerdau Ameristeel reached an agreement on new labor contracts with the United Steelworkers - USW at various of its North American industrial units:

•      In March, the company signed agreements for the units in Beaumont, Texas; St. Paul, Minnesota; and Wilton, Iowa. The contracts will be effective until March, July and September 2010, respectively.

•      In early April, a further contract was signed for the Whitby unit in Canada, the contract for which will be effective until February 2010.

•      An agreement was signed in May for the Manitoba unit in Canada. The contract will be effective through May 2012.

This year, Gerdau celebrates 60 years as a participant in the capital markets and uninterrupted payment of dividends to its shareholders.

Additional Information

This document and the complementary data regarding the third quarter 2007 and accumulated for the year are available at our site www.gerdau.com.br/ing/ri

•  A contract was signed for the Joliet unit in Illinois in the month of July. The contract will be effective until July 2011.

•  Negotiations at the Calvert City, Kentucky, and Sand Springs, Oklahoma units were concluded in October.

Gerdau celebrates 60 years as a participant in the capital markets

•  In 1947, when the Brazilian capital markets were still in their infancy, Gerdau took its first steps as a public company, identifying a major opportunity through this vehicle for financing its growth.

•  In that same year, the Company also began the payment of dividends on an uninterrupted basis to its shareholders.

•  Its shares are currently traded on the São Paulo, New York, Madrid and Toronto stock exchanges.

•Shareholder confidence since that time has allowed Gerdau to expand its businesses into thirteen countries, reach annual sales revenue of about US$ 15 billion and increasingly consolidate its position as a global company.

Third Quarter 2007 Performance

(International accounting standard as delineated by the

International Accounting Standards Board – IASB)

Output and Sales

•      The production of crude steel in the 3rd quarter of 2007 at the Gerdau companies reached 4.4 million metric tons, which is 8.3% higher than the volume produced during the same period in the previous year. This growth is due in part to the consolidation of companies acquired in Spain, Mexico, Venezuela and the United States. The Brazilian units contributed with 47.4% for the period, the North American operations (with the exception of Mexico), 36.6%, the Latin American operations (excluding Brazil) with 11.2% and the European businesses with the remaining 4.8%.

Output (1,000 metric tons)	3Q2007	3Q2006	Variation 3Q07/3Q06	9M2007	9M2006	Variation 9M07/9M06
Crude Steel (slabs/blooms/billets)
Brazil	2,077	1,931	7.6%	6,009	5,741	4.7%
North America	1,603	1,589	0.9%	4,802	4,676	2.7%
Latin America	491	373	31.4%	1,356	863	57.1%
Europe	212	153	38.8%	791	566	39.6%
Total	4,383	4,046	8.3%	12,958	11,846	9.4%

Rolled Products
Brazil	1,442	1,250	15.4%	3,997	3,726	7.3%
North America	1,601	1,557	2.8%	4,761	4,461	6.7%
Latin America	520	420	23.7%	1,453	1,007	44.4%
Europe	136	125	9.2%	688	483	42.4%
Total	3,699	3,352	10.4%	10,899	9,677	12.6%

•      Rolled product output reached 3.7 million metric tons in the third quarter of this year, presenting a growth of 10.4% in relation to the volume in the same quarter of 2006.

Output of Crude Steel (Slabs, blooms and billets) (1,000 metric tons)	Output of Rolled Products (1,000 metric tons)

•      Consolidated sales in the 3rd quarter of 2007 totaled 4.2 million metric tons, 13.7% higher than the volume sold in the 3rd quarter of 2006. Overseas operations contributed 58.2% of this volume and the Brazilian units, the remaining 41.8%. The consolidation of new companies had an important participation in the growth both in production as well as sales seen in the period.

Consolidated Shipments (1) (1,000 metric tons)	3Q2007	3Q2006	Variation 3Q07/3Q06	9M2007	9M2006	Variation 9M07/9M06
Brazil
Domestic market	1,307	1,118	16.9%	3,561	3,211	10.9%
Exports	453	484	(6.5)%	1,651	1,648	0.2%
Total	1,760	1,602	9.8%	5,212	4,859	7.3%

Abroad
North America	1,637	1,528	7.1%	4,965	4,676	6.2%
Latin America	621	438	41.7%	1,657	1,119	48.0%
Europe	194	135	44.6%	711	508	40.0%
Total	2,452	2,101	16.7%	7,333	6,303	16.3%

Consolidated Total	4,212	3,703	13.7%	12,545	11,162	12.4%

(1) Excluding shipments to subsidiaries.

•      The growing demand over the year in the civil construction and industrial sectors in Brazil made it possible for the sales of the 3rd quarter, 2007 to surpass the volume sold in the same quarter of 2006 by 9.8%.

•      The Company’s Brazilian exports, including shipments to subsidiaries, amounted to 604.2 thousand metric tons in the 3rd quarter, generating revenues of US$ 341.7 million.

•      In the United States and Canada, the consolidation of Chaparral Steel Company beginning on September 15 of this year contributed to the sales growth of  7.1% in the 3rd quarter of 2007 in relation to the same period in the previous year.

•      In Latin America (except Brazil), sales totaled 620.7 thousand metric tons in the quarter, 41.7% higher than sales from 3rd quarter 2006. This growth was due in large part to the consolidation of the operations in Mexico and Venezuela.

Consolidated Shipments (1)

(1,000 metric tons)

•      European shipments totaled 194.6 thousand metric tons in the 3rd quarter, 44.6% higher than in the 3rd quarter of 2006. The consolidation of a unit acquired at the end of last year was crucial in reaching this growth.

(1) Excluding shipments to subsidiaries

Results

•    Consolidated net revenue reached R$ 7.7 billion in the 3rd quarter 2007, an increase of 16.0% in relation to the 3rd quarter 2006. A higher demand for the Company’s products in Brazil and the consolidation of companies acquired abroad during this year were the main drivers for the result reached in the period.

Net Revenue (R$ million)	3Q2007	3Q2006	Variation 3Q07/3Q06	9M2007	9M2006	Variation 9M07/9M06
Brazil	3,436	2,969	15.7%	9,557	8,421	13.5%
North America	2,678	2,516	6.4%	8,136	7,710	5.5%
Latin America	890	693	28.5%	2,422	1,678	44.4%
Europe	661	427	55.0%	2,426	1,596	52.0%
Total	7,665	6,605	16.0%	22,541	19,405	16.2%

•  When comparing the 3rd quarter of 2007 with the same period of 2006 in consolidated terms, a reduction of 3.7 percentage points occurred in gross margins, going from 28.7% last year to 25.0% this year. The increase of the costs of some raw material, especially in Brazil, was the main cause of this reduction. Gross profit reached R$ 1.9 billion in the period, 1.0% higher than the 3rd quarter of 2006.

•  Sales, general and administrative expenses presented a growth of 4.0% in the 3rd quarter of 2007 in relation to a growth of 16.0% in net revenue if compared with the same period in 2006, totaling R$ 605.9 million. Therefore, the expenses that represented 8.8% of the net revenue in the 3rd quarter of 2006 began to represent 7.9% in the 3rd quarter of this year.

Gross Margin

(%)

•      On the line of Other Operating Revenues (Expenses), an expense from a debit of  IPI - Excise Tax related to credits on raw materials was recognized in the 3rd quarter. This recognition was made because of a recent change in jurisprudence by the Federal Supreme Court (STF) (court decision not yet published). This amount, net of income tax and social contribution, was R$ 132.2 million.

•      The EBITDA reached R$ 1.5 billion in the period from July to September, 5.1% lower than the value reached during these same months in 2006. EBITDA margin was 19.8% in the 3rd quarter.

EBITDA (R$ million)	3Q2007	3Q2006	Variation 3Q07/3Q06	9M2007	9M2006	Variation 9M07/9M06
Brazil	841	854	(1.5)%	2,290	2,384	(3.9)%
North America	402	471	(14.7)%	1,391	1,401	(0.7)%
Latin America	154	160	(3.5)%	492	379	29.7%
Europe	117	110	6.1%	461	371	24.3%
Total	1,514	1,595	(5.1)%	4,634	4,535	2.2%

EBITDA (R$ million)	EBITDA Margin (%)
Note: EBITDA of companies abroad is influenced by FX variations in the period

EBITDA Composition (R$ million)	3Q2007	3Q2006	Variation 3Q07/3Q06	9M2007	9M2006	Variation 9M07/9M06
Net profit	1,035	889	16.4%	3,359	3,122	7.6%
Provision for IR and CS	210	284	(26.1)%	810	833	(2.8)%
Financial expenses (revenues), net	(57)	101	––	(452)	(273)	65.6%
Deprec. and amortization	326	321	1.8%	917	853	7.5%
EBITDA	1,514	1,595	(5.1)%	4,634	4,535	2.2%

•      The result of the equity pick-up on investments in unconsolidated companies reached R$ 27.5 million in the quarter against R$ 83.6 million in the 3rd quarter of 2006.

•      In the 3rd quarter of this year, net financial revenue (financial income less financial expenses) was R$ 57.4 million. This amount includes foreign exchange gains in the amount of R$ 154.7 million. In the same period last year, the financial result was negative in R$ 100.8 million, which included foreign exchange losses of R$ 27.8 million.

•      The consolidated net profit reached R$ 1.0 billion in the 3rd quarter, 16.4% higher than the result obtained in the same period of 2006. The net margin remained at the same level in both quarters at 13.5%.

Net Earnings (R$ million)	3Q2007	3Q2006	Variation 3Q07/3Q06	9M2007	9M2006	Variation 9M07/9M06
Brazil	680	446	52.3%	1,990	1,840	8.1%
North America	197	237	(16.9)%	761	739	3.1%
Latin America	76	178	(57.3)%	362	346	4.5%
Europe	82	28	192.5%	246	197	24.8%
Total	1,035	889	16.4%	3,359	3,122	7.6%

Investments

•      The investments in fixed assets amounted to US$ 335.8 million in the 3rd quarter 2007, largely allocated to the expansion in installed production capacity of Gerdau Açominas in Ouro Branco (Minas Gerais State). Accumulated in the year these investments totaled US$ 1.0 billion.

•      Gerdau invested US$ 4.9 billion this year in acquisitions. Chaparral Steel Company, in the United States, was the main highlight and the company’s largest acquisition to date.

Investments (US$ million)	3Q2007	2Q2007	1Q2007	9M2007
Brazil	245	214	270	729
Abroad	91	113	112	316
North America	53	30	54	137
Latin America	29	78	23	130
Europe	9	5	35	49
Total in fixed assets	336	327	382	1,045
Concluded acquisitions (1)
North America	4,273	10	—	4,283
Latin America	100	135	259	494
Europe	25	—	—	25
Asia	71	—	—	71
Total in acquisitions	4,469	145	259	4,873
Total	4,805	472	641	5,918

(1) - Includes amounts paid or to be paid up to the date for this document to be disclosed.

Financial Liabilities

•      Net debt (loans and financing, plus debentures, less cash and cash equivalents), as at September 30 2007, amounted to R$ 11.3 billion. This amount is significantly larger than that of June 30 because is includes the loans obtained for paying the acquisition of Chaparral Steel Company on September 14, 2007.

•      Considering gross debt (loans and financing, plus debentures), 25.9% was short term (R$ 4.2 billion) and 74.1% long term (R$ 12.2 billion).

•      On September 30, gross debt was made up of 18.9% in Reais, 21.8% in foreign currency contracted by the Brazilian operations and 59.3% in different currencies contracted by overseas subsidiaries.

•      On September 30, cash and cash equivalents totaled R$ 5.1 billion, of which 52.3% (R$ 2.7 billion) was in foreign currency, in large part US dollars.

Indebtedness (R$ million)	09.30.2007	06.30.2007	09.30.2006
Short-term
Local currency (Brazil)	847	816	465
Foreign currency (Brazil)	533	492	452
Companies Abroad	2,857	707	1,370
Total	4,237	2,015	2,287
Long-term
Domestic Currency (Brazil)	2,242	2,108	1,764
Foreign currency (Brazil)	3,045	3,265	3,403
Companies Abroad	6,854	1,815	1,513
Total	12,141	7,188	6,680

Gross debt	16,378	9,203	8,967
Cash and banks and financial investments	5,071	5,149	5,995
Net debt	11,307	4,054	2,972

•      On September 30, the long term debt maturity profile, including debentures, was as follows:

Year	R$ million
2008	393
2009	1,151
2010	1,160
2011	1,526
2012 and later	7,911
Total	12,141

•      At the end of September, the leading debt indicators for the Gerdau companies were as follows:

Ratios	09.30.2007	06.30.2007	09.30.2006
Net debt / Total net capitalization	40.7%	20.2%	17.4%
Gross debt / EBITDA(1)	2.7x	—	—
Net debt / EBITDA(1)	1.9x	—	—

(1) – Last 12 months

GERDAU S.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2007

 Thousand R$

	Sept 30, 2007	Dec 31, 2006
CURRENT ASSETS
Cash and cash equivalents	1.237.929	1.070.524
Short-term investments
Held for Trading	3.517.841	4.749.400
Available for sale	315.099	263.893
Held to maturity	—	295.472
Trade accounts receivable	3.506.459	2.842.568
Inventories	5.966.093	5.052.865
Tax credits	531.624	527.420
Prepaid expenses	109.356	84.014
Unrealized gains on derivatives	1.146	5.687
Other current assets	231.719	192.113
	15.417.266	15.083.956

NON CURRENT ASSETS
Tax credits	485.126	449.590
Deferred income taxes	1.002.346	903.209
Unrealized gains on derivatives	5.478	14.160
Prepaid expenses	124.663	56.570
Judicial deposits	177.948	168.145
Other non-current assets	314.047	257.900
Prepaid pension cost	315.418	311.740
Equity investments	618.164	450.080
Other investments	44.567	31.588
Goodwill	5.923.866	516.687
Intangible	1.112.706	45.381
Property, plant and equipment, net	15.555.972	13.373.543
	25.680.301	16.578.593

TOTAL ASSETS	41.097.567	31.662.549

	Sept 30, 2007	Dec 31, 2006
CURRENT LIABILITIES
Trade accounts payable	2.643.520	2.413.949
Short-term debt	4.234.697	2.274.523
Debentures	2.385	2.932
Taxes payable	716.026	465.724
Payroll and related liabilities	544.889	379.301
Dividends payable	—	185.458
Unrealized losses on derivatives	1.368	2.690
Other current liabilities	467.496	466.843
	8.610.381	6.191.420

NON CURRENT LIABILITIES
Long-term debt	11.103.445	6.671.456
Debentures	1.037.676	929.024
Deferred income taxes	2.273.887	1.474.931
Unrealized losses on derivatives	6.732	22.425
Provision for contingencies	430.725	402.795
Employees benefits	516.443	564.752
Other non-current liabilities	615.229	603.284
	15.984.137	10.668.667

SHAREHOLDERS’ EQUITY
Capital stock	7.810.453	7.810.453
Treasury stocks	(106.820)	(109.609)
Legal reserve	159.109	159.109
Retained earnings	4.943.175	2.835.623
Cumulative translation adjustment	(888.952)	(257.699)
	11.916.965	10.437.877

MINORITY INTEREST	4.586.084	4.364.585

SHAREHOLDERS’ EQUITY INCLUDING MONIRITY INTEREST	16.503.049	14.802.462

TOTAL LIABILITIES	41.097.567	31.662.549

GERDAU S.A.

STATEMENT OF INCOME

Thousand R$

	Three-months period ended		Nine-months period ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

NET SALES	7.664.630	6.604.650	22.540.691	19.404.917
Cost of sales	(5.749.132)	(4.708.433)	(16.962.638)	(14.103.769)
GROSS PROFIT	1.915.498	1.896.217	5.578.053	5.301.148
Sales expenses	(155.125)	(131.840)	(457.620)	(411.222)
General and administrative expenses	(450.805)	(450.547)	(1.366.180)	(1.340.867)
Other operating income (expenses), net	(149.275)	(123.069)	(133.292)	(85.233)
OPERATING INCOME	1.160.293	1.190.761	3.620.961	3.463.826
Equity in earnings of unconsolidated companies, net	27.482	83.592	95.499	217.284
INCOME BEFORE FINANCIAL RESULT AND TAXES	1.187.775	1.274.353	3.716.460	3.681.110
Financial income	187.235	107.098	621.955	616.985
Financial expenses	(287.326)	(224.234)	(789.789)	(666.548)
Foreign exchange gains and losses, net	157.401	(27.793)	591.928	258.283
Gain and losses on derivatives	90	44.138	28.044	65.018
INCOME BEFORE TAXES	1.245.175	1.173.562	4.168.598	3.954.848
Provision for Income Tax
Current	(234.369)	(297.820)	(807.527)	(822.136)
Deferred	24.257	13.662	(2.084)	(10.574)
	(210.112)	(284.158)	(809.611)	(832.710)
NET INCOME	1.035.063	889.404	3.358.987	3.122.138
ATTRIBUTED TO
Equity holders of the parent	754.417	697.278	2.573.695	2.443.102
Minority interest	280.646	192.126	785.292	679.036
	1.035.063	889.404	3.358.987	3.122.138

Basic earnings per share - preferred and common	1,14	1,05	3,88	3,68

Diluted earnings per share - preferred and common	1,13	1,04	3,85	3,64

GERDAU S.A.

STATEMENT OF CASH FLOWS

Thousand R$

	Nine-months period ended
	2007	2006

Cash flows from operating activities
Net income (including minority interest)	3.358.987	3.122.138
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	917.193	853.450
Equity in earnings on unconsolidated companies, net	(95.499)	(217.284)
Intangible amortization	1.978	—
Foreign exchange loss	(574.293)	(240.799)
Gain on derivative instruments	(28.044)	(65.018)
Stock Opitions	2.537	(54.641)
Pension plan	(45.293)	(120.930)
Deferred income taxes	99.373	130.367
Loss on disposal of property, plant and equipment	46.802	42.191
Gain on disposal of investments	(75)	(3.606)
Provision for doubtful accounts	14.290	16.391
Provision for contingencies	35.002	(46.503)
Distributions from joint ventures	76.404	196.073
Interest income	(510.143)	(542.228)
Interest expense	359.962	456.180
Interest paid	(474.143)	(421.761)

Changes in assets and liabilities:
Increase in accounts receivable	(752.484)	(467.817)
Increase in inventories	(606.901)	(65.687)
Increase in accounts payable and accrued liabilities	416.473	283.093
Increase in other assets	(6.024)	(53.900)
Increase (decrease) in other liabilities	278.066	(58.082)
Purchases of trading securities	(714.885)	(2.664.519)
Proceeds from maturities and sales of trading securities	2.596.362	2.605.824
Net cash provided by operating activities	4.395.645	2.682.932

Cash flows from investing activities
Additions to property, plant and equipment	(2.055.171)	(1.823.984)
Payment for acquisitions	(7.745.140)	(374.318)
Interest received	104.490	536.215
Net cash used in investing activities	(9.695.821)	(1.662.087)

Cash flows from financing activities
Cash dividends and interest on equity paid	(930.914)	(810.568)
Debt issuance	9.322.256	2.567.703
Repayment of debt	(2.815.895)	(2.129.086)
Proceeds from maturities and sales of quotas of consolidated investment funds	(67.589)	—
Net related party debt loans and repayments	266.415	4.945
Net cash provided by (used in) financing activities	5.774.273	(367.006)

Effect of exchange rate changes on cash	(306.691)	(115.055)

Increase in cash and cash equivalents	167.406	538.784
Cash and cash equivalents at beginning of period	1.070.523	1.227.700
Cash and cash equivalents at end of period	1.237.929	1.766.484

Exhibit 99.1 PUBLIC COMPANIES Non-Consolidated Information

•      The information from the companies (non-consolidated) presented below comply with the Brazilian corporate law. The Financial Statements of these companies will continue to be the basis for paying dividends or interest on capital.

Metalúrgica Gerdau S.A.

•      3rd quarter 2007 dividends (in the form of interest on capital)

•      Payment on November 30, 2007 to shareholders of record at the close of business on November 21 (ex-dividends on November 22).

•      Shareholders will receive R$ 103.0 million (R$ 0.56 per share).

•      Accumulated in the year: R$ 296.2 million with a return for the shareholders (dividends per share for the last four quarters/preferred share price as at September 28) of 3.6%.

Period	Dividends (R$ million)	Per share (R$ )	Quantity of Shares (million)	Payment date
1st quarter	103.0	0.56	184.0	05/24/07
2nd quarter	90.2	0.49	184.0	08/29/07
3nd quarter	103.0	0.56	184.0	11/30/07
Total	296.2	1.61	184.0	––

•      Share liquidity

•       Turn-over in Metalúrgica Gerdau S.A.’s (GOAU) shares was R$ 4.5 billion on the São Paulo Stock Exchange during the first nine months of 2007, 46.4% up on the same period in 2006.

•       The average daily financial trading volume in preferred shares was R$ 22.9 million this year.

•       During the period, 138,918 trades were transacted in the Company’s shares, 23.4% more than in the period from January to September of 2006.

•       The quantity of shares traded reached 84.2 million up to September of 2007 against 69.3 million for the same period in 2006 (+21.6%).

BOVESPA (Base 100)

•      The Company’s preferred shares increased in value by 41.0% in the first nine months of 2007.

•      Metalúrgica Gerdau S.A.’s third quarter 2007 net profit was R$ 253.1 million, equivalent to R$ 1.38 per share. This profit was largely generated from the equity pick-up on investments in subsidiary/affiliate companies and was 27.2% down on the 3rd quarter of 2006. Net profit for the accumulated nine months was R$ 871.5 million, 15.6% less than the equivalent period in 2006.

•      On September 30, 2007, the Company’s shareholders’ equity was R$ 5.4 billion, representing a net equity per share of R$ 29.52 per share.

Gerdau S.A.

•      3rd quarter 2007 dividends (in the form of interest on capital)

•      Payment on November 30, 2007 to shareholders of record at the close of business on November 21 (ex-dividends on November 22).

•      Shareholders will receive R$ 225.3 million (R$ 0.34 per share).

•      Accumulated in the year: R$ 642.7 million with a return for the shareholders (dividends per share for the last four quarters/preferred share price as at September 28) of 2.8%.

PUBLIC COMPANIES Non-Consolidated Information

Period	Dividends (R$ million)	Per share (R$ )	Quantity of Shares (million)	Payment date
1nd quarter	225.3	0.34	662.6	05/24/07
2nd quarter	192.1	0.29	662.6	08/29/07
3nd quarter	225.3	0.34	662.6	11/30/07
Total	642.7	0.97	662.6	––

•                  Liquidity of the shares

•      São Paulo Stock Exchange

Turnover in Gerdau S.A. (GGBR) shares was R$ 13.3 billion during the first nine months of 2007, 59.4% up on the same period 2006.

The average daily financial trading volume in preferred shares was R$ 65.8 million.

During the period to the end of September 2007, 442,643 trades were transacted in the company’s shares, 54.0% more than the first nine months of 2006.

The quantity of shares traded reached 320.7 million in the period from January to September of 2007, 13.5% down from the same period 2006.

By September, the preferred shares increased in value by 34.4%

•      New York Stock Exchange (NYSE)

Gerdau S.A. ADRs (GGB) moved R$ 8.5 billion during the first nine months of 2007, 71.4% higher than the value during the same period of 2006.

The average daily financial trading volume in ADRs was US$ 45.2 million against US$ 26.2 million from January to September 2006.

For the first nine months to the end of September 2007, 395.7 million securities were traded (296.3 million in the same period 2006).

Up to September 2007, the ADRs appreciated 59.2% against 11.4% for the Dow Jones Industrial Average.

•      Madrid Stock Exchange (Latibex)

From January to September of 2007, Gerdau S.A. (XGGB) saw a turnover of 1.1 million in its preferred shares. Financial trading turnover was approximately € 17.7 million in the period.

•      From October 2006 to October 2007, evolution in preferred shares on the Bovespa and the NYSE was as follows:

BOVESPA (Base 100)	NYSE (Base 100)

•      Gerdau S.A.’s third quarter 2007 net profit was R$ 556.1 million, equivalent to R$ 0.84 per share. This profit was largely generated from the equity pick-up on investments in subsidiary/affiliate companies and was 22.7% down on the 3rd quarter of 2006. Net profit for the accumulated nine months was R$ 1.9 million, 13.4% less than the equivalent period in 2006.

•      On September 30, 2007, the Company’s shareholders’ equity was R$ 11.5 billion, representing a net equity per share of R$ 17.28 per share.

Gerdau Ameristeel Corporation

•      On December 12, the Company’s shareholders will be paid dividends with respect to 3rd quarter 2007 results at US$ 0.02 per share based on a date of record as at November 27.

•      Share liquidity

•      Toronto Stock Exchange

Turnover in Gerdau Ameristeel (GNA) shares was Cnd$ 976.5 million in the first nine months of 2007. The Stock Exchange traded 71.7 million of company securities during the period.

The average daily financial trading volume was Cnd$ 5.2 million.

•      New York Stock Exchange (NYSE)

Turnover in Gerdau Ameristeel (GNA) shares amounted to US$ 1.6 billion in the period from January to September of 2007, 115.4% more than the same period for 2006.

The average daily financial trading volume was US$ 8.6 million up to September this year.

During the period, 130.3 million of company securities were transacted.

Up to September of 2007, the shares appreciated 43.3% against 11.4% for the Dow Jones Industrial Average.

•      From October 2006 to September 2007, evolution in the shares on the Toronto Stock Exchange and the New York Stock Exchange was as follows:

TORONTO STOCK EXCHANGE (Base 100)	NYSE (Base 100)

•      Results

•      Net sales revenue reached R$ 2.7 billion in the 3rd quarter of 2007 against 2.5 billion in the 3rd quarter of 2006.

•      EBITDA reached R$ 402.3 million in the quarter equivalent to an EBITDA 15.0% margin.

•      Net profit reached R$ 197.2 million in the 3rd quarter against R$ 237.4 million in the 3rd quarter 2006.

THE MANAGEMENT

This press release may contain statements, which constitute forward-looking statements. Such forward-looking statements are dependent on estimates, data or methods that may be incorrect or imprecise and may be incapable of being realized. These estimates are also subject to risks, uncertainties and suppositions that include, among others: the overall economic, political and commercial environment in Brazil and in the markets where we are present in addition to current and future government regulations. Prospective investors are cautioned that none of these forward-looking statements are guarantees of future performance since they involve risks and uncertainties. The Company does not accept, and specifically disclaims, any liability to update any forward-looking statements, which relate to the date they were made only.